UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR

SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2015

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 North Tampa Street Suite 2660 Tampa, FL 33602 (Address of principal executive offices)	33602 (Zip Code)

(813)-282-6000

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

Item 7. Financial Statements

Generation Income Properties, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Generation Income Properties, Inc

1000 North Ashley Drive, Suite 610

Tampa, Florida

We have audited the accompanying consolidated balance sheets of Generation Income Properties, Inc. (the “Company”) as of December 31, 2015 and the related consolidated statement of operations, stockholder’s deficit, and cash flows for the period from June 18, 2015 to December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Generation Income Properties, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the period from June 18, 2015 to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

July 1, 2016

Generation Income Properties, Inc.

Consolidated Balance Sheet

December 31, 2015

ASSETS

Cash	$448
Total Assets	$448

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Due to stockholder	$74,292
Accounts payable	50,685
Total Liabilities	124,977

STOCKHOLDER’S DEFICIT
Common stock, $0.01 par value, 100,000,000 shares authorized; 1,000,000 shares issued and outstanding	10,000
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding	—
Accumulated deficit	(134,529)
Total Stockholder’s Deficit	(124,529)

Total Liabilities and Stockholder’s Deficit	$448

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Consolidated Statement of Operations

For the Period June 18, 2015 to December 31, 2015

EXPENSES
Organization costs	$134,529

Total Other Expenses	134,529

NET LOSS	$(134,529)

TOTAL WEIGHTED AVERAGE SHARES	1,000,000

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER	$(0.13)

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Consolidated Statement of Stockholder’s Deficit

For the Period June 18, 2015 to December 31, 2015

	Common Shares		Accumulated
	Shares	Amount	Deficit	Total

Issuance of common stock for cash	1,000,000	$10,000	$—	$10,000

Net loss	—	—	(134,529)	(134,529)

Balance at December 31, 2015	1,000,000	$10,000	$(134,529)	$(124,529)

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Consolidated Statement of Cash Flows

For the Period June 18, 2015 to December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(134,529)

Adjustments to reconcile net loss to net cash used in operating activities:

Change in cash flows due to changes in operating assets and liabilities:
Accounts payable	50,685

Net cash used in operating activities	(83,844)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	10,000
Expense paid by stockholder	74,292

Net cash provided by financing activities	84,292

NET INCREASE IN CASH	448

CASH - JUNE 18, 2015	—

CASH - DECEMBER 31, 2015	$448

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 18, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

As of December 31, 2015, the Company has not yet commenced operations and has not entered into any contracts to acquire properties. The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015; however the Operating Partnership has no operations at this time. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the sole general partner of the Operating Partnership.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2016, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2016, and subsequent taxable years. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of December 31, 2015 there were no common stock dilutive instruments.

Note 2 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This new standard changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The guidance is effective as of the first quarter of 2015, and it does not have a material effect on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This new standard will replace all current U.S. GAAP guidance related to revenue recognition and eliminate all industry- specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning in 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is evaluating the impact of adopting this new accounting standard on the financial statements.

In June 2014, the FASB issued ASU 2014-10, “Development Stage Entities.” This new standard eliminates the distinction between entities that are in the development stage from other entities in GAAP. The requirements to present inception-to-date information, label the financial statements as those of a development stage entity and disclose in the first year in which the company is no longer considered to be in the development stage that in prior years it had been in the development stage has also been eliminated. In addition, FASB ASU 2014-10 eliminates the requirement for development stage entities to disclose the development stage activities in which the company is engaged.

During February 2015, FASB issued Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. Management is evaluating the impact of adopting this new accounting standard.

During February 2016, the FASB issued ASU No. 2016-02 “Leases.”  This new standard will require lessees to recognize a lease liability and a right-to-use asset for all leases (with the exception of short-term leases).  ASU 2016-02 is affective for annual periods, and interim periods therein, beginning after December 15, 2008.  Management is evaluating the impact of the adopting this new accounting standard.

Note 3 - Equity

The Company is authorized to issue up to 100,000,000 shares of common stock at $0.01 par value per share. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Trustees.

On June 19, 2015, the Company issued 1,000,000 shares of common stock to its sole stockholder for an aggregate purchase price of $10,000.  The $10,000 was collected from the Company’s sole shareholder in July 2015.

In July 2015, the Company amended and restated its corporate charter to, among other things, authorize the issuance of 10,000,000 shares of undesignated preferred stock with a par value of $.01 per share.  No shares of preferred stock have been issued as of the date of this report.

Note 4 - Related-Party Transactions

During the period ended December 31, 2015, the sole stockholder of the Company paid $74,292 for expenses incurred on behalf of the Company. These expenses will be reimbursed as per a verbal agreement between the Company and the sole stockholder, due on demand, unsecured, without interest with the proceeds received upon the sale of the Company’s common stock as part of its initial public offering.

Note 5 - Subsequent Events

Subsequent to year end, the Company received equity subscriptions for common shares at $5 per share for which $543,500 of funds have been received, but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions may be accepted or rejected by the Company; only after a subscription agreement is accepted, settlement of the shares shall occur. The Company has not yet entered into any contracts to acquire properties as the funding goal has not been met.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: July 1, 2016	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and Director (Principal Executive	July 1, 2016
David Sobelman	Officer, Principal Financial Officer, and Principal Accounting Officer)